Exhibit 99.1

Daqo New Energy Announces Three-Year High-Purity Polysilicon Supply Agreement with Wuxi Shangji Automation

Shanghai, China – March 5, 2021 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it signed a three-year high-purity polysilicon supply agreement with Wuxi Shangji Automation (SSE:603158) (“Shangji”), a leading high-end intelligent equipment provider for manufacturing industries including the solar PV industry. Shangji started its mono-wafer manufacturing business in 2019 and has quickly been recognized as a high-quality mono-wafer provider.

Under the supply agreement, Daqo New Energy will provide Shangji with high-purity mono-grade polysilicon in a total amount of 52,700 MT between July 2021 and June 2024. Actual prices will be negotiated by both parties monthly according to market conditions. As part of the supply agreement, Shangji will make an advance payment to Daqo New Energy.

Mr. Jianliang Yang, Chairman of Wuxi Shangji Automation, commented, " We are very pleased to further strengthen our strategic partnership with Daqo New Energy through this second long-term polysilicon contract between us. We will continue to expand our mono-wafer capacity with advanced technology to better serve the fast-growing solar PV market.”

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “Shangji Automation is one of our key customers with a visionary strategy and very strong execution track record in the mono-wafer sector. We will continue to work closely with Shangji by providing first-class polysilicon products and assist them to better execute their capacity expansion plans.”

About Wuxi Shangji Automation

Wuxi Shangji Automation Co., Ltd. (SSE：603185), established in 2002, is a leading high-tech intelligent equipment and technology provider specialized in the R&D, design, integration, manufacturing and service of the cutting process of solar PV, sapphire and semiconductor materials. In 2019, Wuxi Shangji started its business in R&D and manufacturing of mono wafer, which is an intermediate product of widely used high-efficiency mono-crystalline solar PV modules.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in China currently has an annual polysilicon nameplate capacity of 70,000 metric tons.

For more information, please visit http://www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.